Filed Pursuant to Rule 424(b)(3)
Registration No. 333-194280

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
SUPPLEMENT NO. 2 DATED SEPTEMBER 26, 2014
TO THE PROSPECTUS DATED JULY 31, 2014
This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Essential Asset REIT II, Inc. dated July 31, 2014 and Supplement No. 1 thereto dated August 26, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to disclose:

•	an update on the status of our offering;

•	determination of our initial distribution rate; and

•	our sponsor's entry into purchase and sale agreements for the potential acquisitions of two properties.
Status of Our Offering
We commenced the initial public offering of shares of our common stock on July 31, 2014. We are offering two classes of common stock, Class A shares and Class T shares. On September 23, 2014, we reached the minimum offering amount of $2.0 million in sales of shares and commenced operations. As of September 26, 2014, we have received gross offering proceeds of approximately $2.15 million from the sale of approximately 237,000 Class A shares in our initial public offering. As of September 26, 2014, approximately $2.198 billion in Class A and Class T shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan.
Declaration of Initial Distribution
On September 17, 2014, our board of directors authorized a daily distribution in the amount of $0.00150684932 per Class A or Class T share on the outstanding shares of common stock, payable to stockholders of record of such shares as shown on our books as of the close of business on each day of the fiscal quarter in which we have raised the minimum offering amount, which distribution commenced on September 23, 2014, the date the minimum offering amount was raised, and will continue through the end of the fiscal quarter ending December 31, 2014. The daily distribution for the Class T shares will be partially adjusted to account for the Class T stockholder servicing fee, so that the annualized effective distribution rates for Class A shares and Class T shares per dollar invested will be comparable. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as our Chief Executive Officer may determine.

Potential Acquisitions

On July 22, 2014 our sponsor executed a purchase and sale agreement with an unaffiliated third party (the "Exel Property Purchase Agreement") for the acquisition of a to-be-built, 312,000 square foot distribution warehouse located in Groveport, Ohio which will be fully leased to Exel Inc. (the "Exel Property"). Although we are not currently a party to and have no obligations under the Exel Property Purchase Agreement, our sponsor intends to assign the Exel Property Purchase Agreement to us prior to closing. Our board of directors approved our potential acquisition of the Exel Property on September 19, 2014.

The purchase price for the Exel Property is $16.148 million, plus closing costs and acquisition fees. We expect this acquisition to close in the first or second quarter of 2015 and to fund such acquisition with a combination of debt and net proceeds from our initial public offering.

On September 15, 2014 our sponsor executed a purchase and sale agreement with an unaffiliated third party (the "Atlas Copco Property Purchase Agreement") for the acquisition of a 120,000 square foot office/R&D facility that is currently under construction and is located in Auburn Hills, Michigan which will be fully leased to Atlas Copco Tools & Assembly Systems LLC (the "Atlas Copco Property"). Although we are not currently a party to and have no obligations under the Atlas Copco Property Purchase Agreement, our sponsor intends to assign the Atlas Copco Property Purchase Agreement to us prior to closing. Our board of directors approved our potential acquisition of the Atlas Copco Property on September 19, 2014.

The purchase price for the Atlas Copco Property is $17.75 million, plus closing costs and acquisition fees. We expect this acquisition to close in the third quarter of 2015 and to fund such acquisition with a combination of debt and net proceeds from our initial public offering.

The purchases of the Exel Property and the Atlas Copco Property are not contingent upon each other. Pursuant to the Exel Property Purchase Agreement and the Atlas Copco Purchase Agreement, respectively, we (upon assignment of the respective agreements) would be obligated to purchase the Exel Property and the Atlas Copco Property only after satisfactory completion of agreed upon closing conditions. We will decide whether to acquire the Exel Property and the Atlas Copco Property generally based upon:

•	our ability to raise sufficient proceeds in its public offering and to obtain sufficient amounts of debt on attractive terms to acquire the properties;

•	satisfactory completion of due diligence on the properties and the respective sellers of the properties;

•	satisfaction of the conditions to the acquisition in accordance with the purchase agreements; and

•	no material adverse change relating to the properties, the respective sellers of the properties or certain economic conditions.

There can be no assurance that the acquisition of the Exel Property or the acquisition of the Atlas Copco Property will be completed. In some circumstances, if the purchaser fails to complete the acquisitions, it may forfeit up to $500,000 in earnest money on the Exel Property and up to $2.1 million in earnest money on the Atlas Copco Property.

Other properties may be identified in the future that we may acquire prior to or instead of the Exel Property and the Atlas Copco Property. Due to the considerable conditions to the consummation of the acquisitions of the Exel Property and the Atlas Copco Property, we cannot make any assurances that the closing of the Exel Property or the Atlas Copco Property is probable.

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